UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 20, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

BlackRock Global Horizons I L.P.

File No. 000-23240 - CF# 25018

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BlackRock Global Horizons I L.P. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 31, 2010.

Based on representations by BlackRock Global Horizons I L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.01(e)	through December 31, 2014
Exhibit 10.01(f)	through December 31, 2014
Exhibit 10.01(g)	through December 31, 2014
Exhibit 10.01(h)	through December 31, 2014
Exhibit 10.01(i)	through December 31, 2014
Exhibit 10.01(j)	through December 31, 2014
Exhibit 10.01(k)	through December 31, 2014
Exhibit 10.01(l)	through December 31, 2014
Exhibit 10.01(m)	through December 31, 2014
Exhibit 10.01(n)	through December 31, 2014
Exhibit 10.01(o)	through December 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia Gupta Barros
Special Counsel